

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 6, 2009

Mr. John G. Sznewajs
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

> **RE:** **Masco Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 22, 2008**
> **File #1-5894**

Dear Mr. Sznewajs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant